Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

KIBALI GOLD MINE STARTS TAKING SHAPE AS CONSTRUCTION GAINS MOMENTUM

Kinshasa, DRC, 16 April 2012 – Construction work on the Kibali project in the Democratic Republic of Congo, which when completed is expected be one of the largest gold mines in Africa, is proceeding rapidly as the developers keep their sights firmly set on first production by the end of 2013.

The plus 10 million ounce gold deposit is owned by Randgold Resources (45%), AngloGold Ashanti (45%) and the Congolese parastatal, Sokimo (10%). The project is being developed by Randgold who will also operate the mine. The completed Kibali operation will comprise an integrated underground and open pit mine, a twin-circuit sulphide and oxide plant with a throughput of 6 million tonnes per annum, and four self-constructed hydropower stations as well as a standby high-speed thermal power generator for back-up during the dry season.

The project is being constructed in two overlapping phases. Phase 1, from Q1 2012 to Q4 2013, covers the metallurgical plant, the first phase of the tailings storage facility, the first of the hydropower stations, the back-up power plant, all shared infrastructure and the completion of the resettlement programme. The cost of Phase 1 is estimated at US$920 million, before provisions, contingencies and escalation. Phase 2 will include the development of the underground mine which is expected to deliver first ore in 2014 and to reach steady state production by 2015, at an estimated cost of US$650 million before provisions, contingencies and escalation. The current Life of Mine plan envisages average annual production of approximately 600 000 ounces for the first 12 years, with an average grade of 4.1g/t.

Randgold’s technical and capital projects executive John Steele says the experience his team has gained in developing gold mines in Africa – Kibali is the company’s fifth – and its philosophy of partnership with its host countries and communities are the key factors in the rapid progress it is making at Kibali, while meeting the challenge of catering to a variety of interest groups.

“By the end of March, we had already shifted 200 000 cubic metres of ground for the foundations of the metallurgy plant and during the second quarter we plan to move 800 000 cubic metres for the bulk earthworks,” says project manager Gary Short. “The construction of the assay laboratory is scheduled for completion by early May and the three laydown terraces should be complete by June. The open pit mining contractor started site establishment in February and its fleet is due to begin arriving from the end of this month. The earthworks and civils contractor is also on site and work on the main earthworks should commence in earnest on schedule at the end of April. During the current quarter, concrete works are planned to start at the metallurgy plant and, at the first hydropower plant, earthworks for the decline box cut are due to get underway and the structural, mechanical and platework contractor is scheduled to mobilise on site.”

Group general manager operations Central and East Africa Willem Jacobs points out that the project’s staff complement has increased almost tenfold from the end of 2009 and now stands at 2 829. In line with Randgold’s policy of favouring nationals of the countries in which it operates, only 86 of these are expatriates and they are there largely to transfer skills and build local capacity. Eventually, Kibali’s management team will be almost entirely Congolese.

“It’s also worth noting that Randgold and AngloGold have to date already spent more than US$280 million, exclusive of acquisition costs, on the development of Kibali, much of which has gone into the DRC economy through subcontractors, taxes and levies. We estimate that over the life of Kibali, more than 50% of its revenues, after the capital has been repaid, will go to the DRC State,” Jacobs said.

Randgold chief executive Mark Bristow said that at Kibali, as at the company’s other operations, the development had been guided by the company’s partnership philosophy and by the belief that all its stakeholders, including the communities in which it operates, should benefit from its activities.

“A mine such as this is a big economic engine, and the establishment of Kibali in the DRC’s eastern province will no doubt lift this region, as we have seen where we operate mines elsewhere in Africa. Local businesses will develop to supply the mine, the skills base will grow and jobs and career growth opportunities will be created. The quality and size of the Kibali asset base will support a sustainably profitable business, and this in turn will build sustainable benefits for the DRC and its people,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +27 72 614 4053 / +27 82 905 6797

Louis Watum GM Kibali Goldmines +243 994 035 464 / +256 782 239 767	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 30 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.